

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 30, 2009

By U.S. Mail and Facsimile: (852) 2263-1223

Koo Ming Kown
Chief Financial Officer
Nam Tai Electronics, Inc.
Unit A, 17th Floor, Edificio Comercial Rodrigues
599 da Avenida da Praia Grande
Macao

   Re: Nam Tai Electronics, Inc.
      Form 20-F for Fiscal Year Ended December 31, 2008
      Filed March 13, 2000
      File 001-31583

Dear Mr. Ming Kown:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating and Financial Review and Prospects, page 37

Liquidity and Capital Resources, page 46

1. We note your discussion of operating cash flows merely indicates the changes in the components of working capital, which one can ascertain from the statement of cash flows. In future filings, when you cite changes in components of working capital, please explain the reasons for all significant changes. For example,

explain why receivables at December 31, 2008 *increased* $8.5 million or 9% while sales *decreased* $157.9 million or 20.2% in 2008 over 2007. Please tell us and in future filings discuss the related collection rates on a comparative basis and the reasons for the significant increase in receivables at December 31, 2008. Also, explain the basis of your conclusions regarding the recoverability of accounts receivable as of the most recent balance sheet date.

Note 2 (g) Impairment or Disposal of Long-lived Assets, page F-9

2.   We note your disclosure that "The Company concluded in 2007 and 2008 that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired." Please explain how the fact that at December 31, 2008 your recorded book value exceeded (and may currently exceed) your market capitalization impacted your conclusions that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired. Expand your impairment policy disclosures in future filings to clearly address how any excess of your market capitalization over your book value impacts your impairment assessments of your long-lived assets.

Note 13 Entrusted Loan Receivable/payable, page F-26

3.   Please tell us if the entrusted loan receivable/payable is the same transaction described under Off-balance Sheet Arrangements, (page 52). If so, tell us why page 52 appears to refer to this receivable/payable as an off-balance sheet arrangement.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603, if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief